NEWS RELEASE

Production Growth Slows, Mine Development Accelerates, Temporary
Mine and Mill Teething Problems Resolved; High-Grade Silver
Mineralization Outlined on Porvenir Dos and San Marcos Properties,
Guanacevi Project, Durango, Mexico

November 29, 2005 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX-V, EJD: FSE) announces that the rate of growth in silver production at the Guanacevi Project, Durango, Mexico has slowed in recent weeks as underground mining equipment and personnel were diverted from ore production to development headings in order to prepare for the next phase of production growth in 2006.

Various mine and mill “teething problems” cropped up during the most recent increase in production, which also caused a slowdown in silver production, but these issues have now been resolved. Specifically, a major mine supplier was until recently unable to deliver certain ground support parts and supplies on a timely basis. As a result, the highest grade stope in the North Porvenir mine was unnecessarily idle for several weeks. In addition, the mill closed for several days last week to repair two cone crushers and complete normal maintenance on the crushers.

As a result, recent silver production has plateaued at about 100,000 oz. per month, ahead of the Q2 performance but lower than the 125,000 oz. per month goal Endeavour has targeted. With these issues now resolved, the Company anticipates the rate of growth of silver production will once again increase to meet next year’s production targets.

Endeavour also announces that high-grade silver mineralization has been outlined by surface sampling of the Santa Cruz vein on the Porvenir Dos property and the San Vicente vein on the San Marcos properties, both recent additions to the Guanacevi Project, Durango, Mexico.

Porvenir Dos is located adjacent to and along strike from the Santa Cruz property to the northwest of the new North Porvenir mine. Endeavour holds an option to purchase a 100% interest in the Porvenir Dos and La Sultana properties for cash payments totalling US$137,500 over an 18-month period.

After optioning Porvenir Dos in August 2005, Endeavour completed a geological mapping and vein-sampling program over the 500 m long surface extention of the Santa Cruz vein. It is marked by old mine workings that exhibit varying amounts of fracturing, oxidation, silicification and quartz veining, up to 4 m wide in places but averaging 1 m thick.

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The Santa Cruz vein is hosted by Tertiary andesitic volcanics near the contact with underlying Cretaceous conglomeritic sediments. The andesites display a broad zone of rusty white argillic alteration similar to the North Porvenir mineralized zone. The conglomerates host a sub-parallel, narrow vein that appears to be a splay off the Santa Cruz vein.

The mapping and sampling program on the Porvenir Dos property appears to confirm a relatively high level within the mineralized system, similar to the North Porvenir zone, where narrow veining occurs on surface but silver mineralization is relatively sparse and lower grade.

Notwithstanding, a total of 17 channel samples from vein outcrops on Porvenir Dos returned assays ranging up to 691 gpt silver and 0.8 gpt gold. Follow-up systematic channel samples collected approximately 5 m apart along a 200 m length of the vein from southeast to northwest returned the following assays:

PORVENIR DOS PROPERTY – SANTA CRUZ VEIN SELECTED CHANNEL SAMPLE RESULTS

Sample	Width		Silver	Gold	Ag Equivalent =
(No.)					(Silver+(60xGold))
	(m)	(ft)	(gpt)	(gpt)	(gpt)	(opt)

PNWS-58	0.60	2.0	516	0.5	546	15.9
60	0.60	2.0	195	0.3	213	6.2
62	0.50	1.6	308	0.4	332	9.7
66	1.00	3.3	206	0.3	224	6.5
81-83	1.90	6.2	273	0.38	296	8.6
84	0.70	2.3	435	0.6	471	13.7
7	0.40	1.3	202	0.3	220	6.4
100-102	2.10	6.9	549	0.1	555	16.2
incl.	0.50	1.6	1029	0.1	1035	30.2
104	0.70	2.3	191	0.2	203	5.9
68	0.80	2.6	272	0.3	290	8.5
108-109	1.40	4.6	576	0.8	624	18.2
69	0.70	2.3	398	1.2	470	13.7
111	0.80	2.6	467	0.7	509	14.8
10	0.80	2.6	463	1.0	523	15.2
11	1.00	3.3	634	1.5	724	21.1
12	0.80	2.6	376	1.2	448	13.1
29	0.70	2.3	884	0.6	920	26.8
31	0.70	2.3	393	0.3	411	12.0
79	0.60	2.0	421	0.5	451	13.1

Multiplying the gold grades in grams per tonne by 60 and adding them to the silver grade in grams per tonne is how the silver equivalents were calculated. This calculation takes

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into account the difference in price and metallurgical recoveries in the plant for both metals.

San Marcos is located sub-parallel to and approximately 3 km northeast of the Santa Cruz vein and the North Porvenir mine. Endeavour acquired a 100% interest in the San Marcos properties as part of the 9-property package purchased from Industrias Peñoles in May 2005.

A mapping and sampling program similar to the Porvenir Dos property was conducted over the 1.2 km surface extent of the San Vicente vein. The property has a number of old mine workings that display quartz veining up to 10 m wide but averaging 1 m thick.

The San Vicente vein is also hosted by Tertiary andesitic volcanics near their contact with the underlying Cretaceous conglomeritic sediments, but dipping to the northeast rather than to the southwest. Like Porvenir Dos, the surface mineralization appears to be somewhat sporadic but 30 grab or channel samples from vein outcrops and mine dumps returned assays up to 789 gpt Ag and 2.0 gpt Au, as follows:

SAN MARCOS PROPERTIES –SAN VICENTE/ NUESTRA SENORA VEIN SELECTED SURFACE SAMPLE RESULTS

Sample	Width		Silver	Gold	Ag Equivalent =
(No.)					(Silver+(60xGold))
	(m)	(ft)	(gpt)	(gpt)	(gpt)	(opt)

2224	0.9	3.0	208	1.5	298	8.7
SV01	Grab		37	3.2	229	6.7
SV05	Grab		548	1.8	656	19.1
2192	4.0	13.1	354	0.5	384	11.2
2193	0.8	2.6	270	0.4	294	8.6
SV08	Grab		548	1.2	620	18.1
SV11	Grab		204	2.0	324	9.4
SV16	Grab		536	1.1	602	17.6
SV18	Grab		789	2.0	909	26.5
SV19	Grab		237	0.7	279	8.1
SV21	Grab		130	2.0	250	7.3
SV22	Grab		226	0.8	274	8.0
SV24	Grab		452	1.0	512	14.9

Sporadic but high grade silver vein mineralization at both Porvenir Dos and San Marcos is a good indicator of prospective but more continuous mineralization at depth.

Endeavour is already drilling Porvenir Dos as part of the current drill program now underway on the Guanacevi Project. San Marcos will be drilled as part of the 2006 drill program.

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Godfrey Walton, President, stated “These two properties represent good examples of how old vein prospects can be developed into attractive drill targets in a relatively short period of time within the Guanacevi district. We anticipate developing several similar targets for drilling in 2006 as part of our ongoing exploration in the district.”

Godfrey Walton, M.Sc, P.Geo., is the Qualified Person supervising the surface drilling and underground sampling programs on the Santa Cruz property. He has instituted a Quality Control sampling program of blanks and duplicates to monitor the integrity of all assay results. Endeavour personnel at the Guanacevi Project camp split all core samples and assay them at the Guanacevi plant. Blanks and duplicates are introduced into the sequence and the samples are driven to Durango where they are couriered to the Chemex lab in Hermosillo. Samples are dried, crushed and split and a 30 gram (1 assay ton) sub sample is taken for analysis. Gold and silver at both Guanacevi and Chemex are determined by fire assay with an atomic absorption (AA) finish.

Endeavour Silver Corp. (EDR: TSX-V, and EJD: FSE) is a silver mining company focused on the growth of its silver resources and production in Mexico. The expansion program now underway at the high grade Santa Cruz silver mine in Durango, Mexico, should allow Endeavour to become one of the top five primary silver producers in the world.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Venture Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 1-877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com         Trading Symbol TSX-V: EDR    FSE: EJD